Exhibit 12
MERCK & CO., INC. AND SUBSIDIARIES
Computation of Ratios of Earnings to Fixed Charges
($ in millions except ratio data)

	Years Ended December 31,
	2007	2006	2005	2004	2003	2002
Income from Continuing Operations
Before Taxes	$3,370.7	$6,221.4	$7,363.9	$7,974.5	$9,051.6	$9,651.7

Add (Subtract):
One-third of rents	66.4	67.8	68.2	71.9	75.6	67.2
Interest expense, gross	384.3	375.1	385.5	293.7	350.9	390.6
Interest capitalized, net of amortization	31.8	29.4	(1.0)	(21.3)	(30.1)	(36.9)
Equity (income) loss from affiliates, net of distributions	(454.3)	(362.5)	(615.9)	(421.2)	79.2	(156.1)
Preferred stock dividends, net of tax	120.0	120.0	120.0	151.0	150.9	164.3

Earnings from Continuing Operations	$3,518.9	$6,451.2	$7,320.7	$8,048.6	$9,678.1	$10,080.8

One-third of rents	$66.4	$67.8	$68.2	$71.9	$75.6	$67.2
Interest expense, gross	384.3	375.1	385.5	293.7	350.9	390.6
Preferred stock dividends	158.1	166.0	166.7	207.1	215.6	234.7

Fixed Charges from Continuing Operations	$608.8	$608.9	$620.4	$572.7	$642.1	$692.5

Ratio of Earnings to Fixed Charges
from Continuing Operations	6	11	12	14	15	15

For purposes of computing these ratios, “earnings” consist of income from continuing operations before taxes, one-third of rents (deemed by the Company to be representative of the interest factor inherent in rents), interest expense, net of amounts capitalized, equity (income) loss from affiliates, net of distributions, and dividends on preferred stock of subsidiary companies. “Fixed charges” consist of one-third of rents, interest expense as reported in the Company’s consolidated financial statements and dividends on preferred stock of subsidiary companies. Interest expense does not reflect interest on Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109, (“FIN 48”) liabilities.